FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                  For the month of February, 2003



                                QXL ricardo PLC


                                 Landmark House
                            Hammersmith Bridge Road
                                 London W6 9EJ
                                 United Kingdom
                              Tel: 44-208-962 7100

                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                       Form 20-F..X..     Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes ..... No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )






QXL ricardo plc

3 February 2003


Application has been made to the London Stock Exchange and the UK Listing Authority for 23,938,296 Ordinary Shares of 0.1p each of QXL ricardo plc to be admitted to the Official List. The shares are being issued in connection with the conversion of some of the company's 2% Convertible Bonds in accordance with their terms.

The shares will rank pari passu in all respects with the existing issued ordinary share capital of the company and dealings are expected to commence 4 February 2003.

Copies of this announcement will be available for fourteen days following the date of this announcement from the offices of Credit Suisse First Boston de Zoete & Bevan Limited, One Cabot Square London E14 4QJ, brokers to QXL ricardo plc.

END



                                          QXL ricardo PLC

Date  03 February 2003                    By:___/s/ Tom Parkinson___

                                          Tom Parkinson
                                          General Counsel and Company Secretary